SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For July 2005
Commission File Number 0-28800
______________________
DRDGOLD Limited
45 Empire Road
Parktown
Johannesburg, South Africa, 2193
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F
 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes      No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the
Registration Statement on Form F-3 (Registration No. 333-102800) and Registration
Statement on Form F-4 (Registration No. 333-121386) of DRDGOLD Limited (the
"Company") filed with the Securities and Exchange Commission on September 30, 2003
and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached to the Registrant Form 6-K filing for the month of July 2005, incorporated by reference herein:

Exhibit

99.1 Release dated July 18, 2005, entitled “LEGAL UPDATE”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: July 19, 2005
By: / Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
For immediate release
488/05-jmd
Legal update
Johannesburg, South Africa. 18 July, 2005. DRDGOLD Limited (JSE: DRD;
NASDAQ: DROOY; ASX: DRD; POM SoX: DRD), today re-iterated that there are four nearly identical class actions filed against it and two of its officers in New York, and not nine as has been reported in some instances.

Eventually, the four actions are expected to be consolidated into a single litigation.

The filing of duplicative class actions in alleged securities fraud matters is commonplace in the United States, and is part of the process of selecting a "lead plaintiff" and "lead counsel" in such actions.

DRDGold denies the charges of alleged illegal conduct in the putative class action complaints and intends to vigorously defend against the case once it is served with legal process.

The company will not separately announce the filing of new complaints which are duplicative of the four complaints already filed in the United States.
Queries:

South Africa
Investor and Media Relations
Ilja Graulich, DRDGOLD
+27 11 381 7826 (office)
+27 83 604 0820 (mobile)

James Duncan, Russell & Associates

+27 11 880 3924 (office)
+27 82 892 8052 (mobile)

North America
Investor and Media Relations
Barbara Cano, Breakstone & Ruth International
+1 646 452 2334 (office)

Australasia
Investor and Media Relations
Paul Downie, Porter Novelli
+61 893 861 233 (office)
+61 414 947 129 (mobile)

United Kingdom/Europe
Investor and Media Relations
Phil Dexter, St James's Corporate Services
+44 20 7499 3916 (office)
+44 779 863 4398

DRDGOLD is an intermediate unhedged gold producer with mines in South Africa as well as Australasia. The company’s production profile is split equally between its highly leveraged SA operations and its low cost, cash generative offshore mines.

DRDGOLD has primary listings on the Johannesburg (JSE:DRD) and Australian
(ASX:DRD) stock exchanges and secondary listings on NASDAQ (DROOY), the
London and Port Moresby stock exchanges and the Paris and Brussels Bourses. Its shares are also traded on the regulated unofficial market of the Frankfurt Stock Exchange and the Berlin OTC Market.

For more information, please visit www.drdgold.com

FORWARD-LOOKING STATEMENTS
Some of the information in this press release may contain projections or other forward looking statements regarding future events or other financial performance, including forward-looking statements and information relating to us that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this release, the words "estimate", "project", "believe", anticipate", "intend", "expect" and similar expressions are intended to identify forward-
looking statements. Such statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the Rand against the Dollar, regulatory developments adverse to us or difficulties in maintaining necessary licenses or other governmental approvals, changes in our competitive position, changes in business strategy, any major disruption in production at our key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk
Factors" included in our annual report for the fiscal year ended 30 June 2004, which we filed with the United States Securities and Exchange Commission on 29 November 2004
on Form 20-F, as amended by the Form 20-F/A filed on 29 April 2005 and those detailed from time to time with the United States Securities and Exchange Commission. You
should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.